Exhibit 99.32

Volaris Reports August 2015 Traffic Results, Strong Demand Drives Passenger Traffic Growth of 27%

MEXICO CITY--(BUSINESS WIRE)--September 8, 2015--Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports August 2015 and year-to-date preliminary traffic results.

During August 2015 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 24.1% year over year, responding to a strong market demand. Volaris transported a total 1.2 million passengers in the month, an increase of 27.0% year over year. Volaris’ total demand for August measured in Revenue Passenger Miles (RPMs) increased 24.8% year over year, reaching 1.1 billion.

In August, Volaris increased international and domestic ASMs by 43.0% and 17.2%, respectively. Network load factor for August reached 82.6%, an increase of 0.4 percentage point’s year over year.

The following table summarizes Volaris’ traffic results for the month and year-to-date.

	August 2015	August 2014	Variance	Eight months ended August 2015	Eight months ended August 2014	Variance
RPMs (in millions, scheduled & charter)
Domestic	787	657	19.7%	5,301	4,835	9.6%
International	357	259	37.7%	2,282	1,738	31.3%
Total	1,144	916	24.8%	7,583	6,573	15.4%
ASMs (in millions, scheduled & charter)
Domestic	958	817	17.2%	6,412	5,959	7.6%
International	426	298	43.0%	2,764	2,028	36.3%
Total	1,384	1,115	24.1%	9,176	7,987	14.9%
Load Factor (in %, scheduled)
Domestic	82.2%	80.5%	1.7 pp	82.7%	81.1%	1.6 pp
International	83.6%	87.0%	(3.4) pp	82.4%	85.7%	(3.3) pp
Total	82.6%	82.2%	0.4 pp	82.6%	82.3%	0.3 pp
Passengers (in thousands, scheduled & charter)
Domestic	928	747	24.3%	6,274	5,345	17.4%
International	247	178	38.5%	1,564	1,188	31.6%
Total	1,175	925	27.0%	7,838	6,533	20.0%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 139 and its fleet from four to 54 aircraft. Volaris offers more than 250 daily flight segments on routes that connect 38 cities in Mexico and 22 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Volaris
Investor Relations:
Andrés Pliego, +52 55 5261 6444
Investor Relations
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net